SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Box Energy Corporation
                                (Name of Issuer)

            Class A (Voting) Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                    103168100
                                 (Cusip Number)

                                   Don D. Box
                          8201 Preston Road, Suite 600
                               Dallas, Texas 75225
                                 (214) 890-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 27, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person:

     Box Brothers Holding Company

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,840,525
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,840,525
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,840,525

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 56.6%


14.  Type of Reporting Person: CO




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
1.   Name of Reporting Person:

     Don D. Box 1996 Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /
6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,840,525 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,840,525 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,840,525 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 56.6%


14.  Type of Reporting Person: OO - Trust

- ----------
(1) Solely in its capacity as one of three holders of voting stock of Box Brothers Holding Company.

1.   Name of Reporting Person:

     Gary D. Box 1996 Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,840,525 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,840,525 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,840,525 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 56.6%


14.  Type of Reporting Person: OO - Trust

- ----------
(1) Solely in its capacity as one of three holders of voting stock of Box Brothers Holding Company.

1.   Name of Reporting Person:

     Douglas D. Box 1996 Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,840,525 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,840,525 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,840,525 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 56.6%


14.  Type of Reporting Person: OO - Trust

- ----------
(1) Solely in its capacity as one of three holders of voting stock of Box Brothers Holding Company.

1.   Name of Reporting Person:

     Don D. Box

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: U.S.A.


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,840,525 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,840,525 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,850,525 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 56.6%


14.  Type of Reporting Person: IN

- ----------
(1) In his capacity as one of three trustees of each of the Don D. Box 1996 Trust, the Gary D. Box 1996 Trust and the Douglas D. Box 1996 Trust.

1.   Name of Reporting Person:

     Gary D. Box

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: U.S.A.


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,840,525 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,840,525 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,840,525 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 56.6%


14.  Type of Reporting Person: IN

- ----------
(1) In his capacity as one of three trustees of each of the Don D. Box 1996 Trust, the Gary D. Box 1996 Trust, and the Douglas D. Box 1996 Trust.

1.   Name of Reporting Person:

     Douglas D. Box

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: U.S.A.


               7.   Sole Voting Power: 3,325
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,840,525 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,325
Person
With
               10.  Shared Dispositive Power: 1,840,525 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,843,850 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 56.7%


14.  Type of Reporting Person: IN

- ----------
(1) In his capacity as one of three trustees of each of the Don D. Box 1996 Trust, the Gary D. Box 1996 Trust and the Douglas D. Box 1996 Trust with respect to 1,840,525 shares of the Stock.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend and restate in its entirety their Schedule 13D Statement dated February 25, 1994, as amended by Amendment No. 1 dated February 29, 1996, and as amended by Amendment No. 2 dated June 18, 1996 (the "Schedule 13D"), relating to the Class A (Voting) Common Stock, par value $1.00 per share, of Box Energy Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding at the end thereof the following:


     On June 27, 1996, Box Brothers Holdings Company ("BBHC"), as the holder of 56.6% of the outstanding voting stock of the Issuer, delivered a written consent executed by BBHC pursuant to Section 228 of the Delaware General Corporation Law that (i) amended the Issuer's Bylaws to permit removal of directors without cause, (ii) removed all present directors except Don D. Box and Alan C. Shapiro, (iii) fixed the number of directors of the Issuer as seven and (iv) elected the following persons as directors of the Issuer to serve with Messrs. Don D. Box and Shapiro: Glen Adams; Daryl L. Buchanan; Richard D. Squires; Thomas W. Rollins; and Bernay C. Box. These persons are more fully described in the press release attached hereto as Exhibit 99.2 and
incorporated herein by this reference as though fully set forth herein.   By
its terms the consent is effective as of July 30, 1996. Also on June 27, 1996, BBHC filed an action under Section 225 of the Delaware General Corporation Law against the Issuer and the Issuer's current directors (other than Don D. Box and Alan C. Shapiro) seeking a determination that the Consent is effective in accordance with its terms.

     BBHC has demanded that, in connection with the written consent the Issuer comply with its obligations under Rules 14c-2, 14c-5 and 14f-1 under the Securities Exchange Act of 1934.

     As described in the attached press release, BBHC also intends to cause the Issuer's 1996 Annual Meeting of Stockholders to be called and convened as soon as practicable after the Consent takes effect, if it has not previously been convened.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii), previously filed with the Securities and Exchange Commission.

     Exhibit 99.2 -- Press Release dated June 27, 1996 filed herewith.

     Exhibit Filed with Original Schedule 13D -- Settlement Agreement dated as of February 17, 1994 by and between Thomas D. Box and don D. Box acting in their capacity as independent co-executors of the Estate of Cloyce K. Box, Deceased and Box Brothers Holding Company, a Delaware corporation, previously filed with the Securities and Exchange Commission.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:     June 27, 1996

                                    BOX BROTHERS HOLDING COMPANY



                                    By:/s/ Don D. Box
                                       Don D. Box, Vice President



                                    /s/ Don D. Box
                                    Don D. Box, Individually and as Trustee
                                    of each of:

                                          DON D. BOX 1996 TRUST
                                          GARY D. BOX 1996 TRUST
                                          DOUGLAS D. BOX 1996 TRUST


                                     /s/ Don D. Box
                                    Don D. Box,
                                    Attorney-in-Fact for:

                                    Gary D. Box, Individually and as
                                    Trustee of each of DON D. BOX 1996
                                    TRUST, GARY D. BOX 1996 TRUST, and
                                    DOUGLAS D. BOX 1996 TRUST (1)

                                    Douglas D. Box, Individually and as
                                    Trustee of each of DON D. BOX 1996
                                    TRUST, GARY D. BOX 1996 TRUST, and
                                    DOUGLAS D. BOX 1996 TRUST (2)



(1) A Power of Attorney authorizing Don D. Box, et al., to act on behalf of Gary D. Box previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Don D. Box, et al., to act on behalf of Douglas D. Box previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT      DESCRIPTION

  99.1      Agreement and Power of Attorney pursuant to Rule
            13d-1(f)(1)(iii), previously filed with the Securities and Exchange Commission.

  99.2            Press Release dated June 27, 1996, filed herewith

Exhibit
Filed With
Original
Schedule
13D Settlement Agreement dated as of February 17, 1994 by and between Thomas D. Box and Don D. Box acting in their capacity as independent co-executors of the Estate of Cloyde K. Box, Deceased and Box Brothers Holding Company, a Delaware corporation, previously filed with the Securities and Exchange Commission.